Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of November 30, 2022

The principal balances and results accumulated for the period ending November 2022 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,295,058
Loans and accounts receivables from customers and banks, net	38,048,327
Loans and accounts receivables from customers at fair value, net	78,949
Financial instruments	11,207,394
Financial derivative contracts	13,420,305
Other asset items	5,451,310
Total assets	**70,501,343**

Principal liabilities	MCh$
Deposits and other demand liabilities	14,732,080
Time deposits and other time liabilities	13,267,521
Issued debt and regulatory capital instruments	9,534,086
Financial derivative contracts	15,159,547
Other liabilities items	13,599,377
Total equity	4,208,732
Total liabilities and Equity	**70,501,343**

Equity attributable to:	
Equity holders of the Bank	4,098,843
Non-controlling interest	109,889

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,512,135
Net fee and commission income	371,733
Result from financial operations	204,354
Total operating income	**2,088,222**
Provision for loan losses	(328,741)
Support expenses	(778,171)
Other results	(86,868)
Income before tax	**894,442**
Income tax expense	(97,297)
Net income for the period	**797,145**

Attributable to:	
Equity holders of the Bank	781,614
Non-controlling interest	15,531

As of November 30, 2022, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$35,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Noviembre de 2022

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de noviembre de 2022 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.295.058
Créditos y cuentas por cobrar a clientes y bancos	38.048.327
Créditos y cuentas por cobrar a clientes a valor razonable	78.949
Instrumentos financieros	11.207.394
Contratos de derivados financieros	13.420.305
Otros rubros del activo	5.451.310
Total Activos	**70.501.343**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.732.080
Depósitos y otras captaciones a plazo	13.267.521
Instrumentos de deuda y capital regulatorio emitidos	9.534.086
Contratos de derivados financieros	15.159.547
Otros rubros del pasivo	13.599.377
Total patrimonio	4.208.732
Total Pasivos y Patrimonio	**70.501.343**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.098.843
Interés no controlador	109.889

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	1.512.135
Ingresos neto de comisiones	371.733
Resultado de operaciones financieras	204.354
Total ingresos operacionales	**2.088.222**
Gasto de pérdidas crediticias	(328.741)
Gastos de apoyo	(778.171)
Otros resultados	(86.868)
Resultado antes de impuesto	**894.442**
Impuesto a la renta	(97.297)
Utilidad consolidada del periodo	**797.145**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	781.614
Interés no controlador	15.531

Al 30 de noviembre de 2022, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$35.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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